SO 8/31/04

04013098

Act 8/31/2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION AUG 30 2004 WASH, DC 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Champion Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Sonterra Boulevard, Suite 230
(No. and Street)

San Antonio (City) Texas (State) 78258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2702 N Loop 1604 E, Ste 202 (Address) San Antonio (City) Texas (State) 78232 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 03 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. David Gartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Champion Group, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JESSICA LYNNE WHITE
MY COMMISSION EXPIRES
April 24, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control Required by SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of The Champion Group, Inc., as of June 30, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Champion Group, Inc. as of June 30, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Darilek Butler Co.

San Antonio, Texas
August 25, 2004

Statement of Financial Condition
June 30, 2004

ASSETS		
Current Assets:		
Cash	$	84,261
Accounts Receivable - Commissions		854
Accounts Receivable - Employees		1,235
Federal Income Tax Receivable		309
Prepaid Expenses		17,939
Total Current Assets		104,598
Fixed Assets:		
Office Equipment		66,235
Furniture & Fixtures		12,710
Leasehold Improvements		26,098
Total Fixed Assets		105,043
Accumulated Depreciation		(91,554)
		13,489
Other Assets:		
Security Deposits		11,294
Investments		3,370
Deferred Income Taxes (Note C)		6,267
	$	139,018
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable - Trade	$	7,309
Accrued Liabilities		15,701
Total Current Liabilities		23,010
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding		3,500
Additional Paid In Capital		81,500
Retained Earnings		31,008
Total Stockholders' Equity		116,008
	$	139,018

Statement of Income
Year Ended June 30, 2004

Revenues		
Commission Income (Note D)	$	3,258,007
Interest Income		673
		3,258,680
Expenses		
Advertising		8,723
Business Promotion		13,652
Commissions		2,656,996
Contract Labor		450
Depreciation		16,206
Dues and Subscriptions		2,625
Other Taxes		1,575
Insurance - Medical		21,833
Insurance - Liability		7,018
Licenses and Examination Fees		28,774
Office		31,340
Payroll Taxes		103,236
Postage and Shipping		6,093
Professional Fees		213,418
Repairs and Maintenance		1,650
Salaries		77,102
Stock Exchange Fees		167
Storage and Equipment Rental		79,207
Telephone		336
Training and Education		6,567
Travel and Entertainment		11,896
		3,288,864
Income (Loss) Before Provision for Federal Income Taxes		(30,184)
Provision for Federal Income Taxes (Note C)		
Current Federal Income Tax Benefit		4,165
Deferred Federal Income Tax Expense		(491)
Net Deferred Tax Benefit		3,674
Net (Loss)	$	(26,510)

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - June 30, 2003	$ 3,500	$ 81,500	$ 57,518	$ 142,518
Net Income (Loss)	0	0	(26,510)	(26,510)
Balance - June 30, 2004	$ 3,500	$ 81,500	$ 31,008	$ 116,008

Statement of Cash Flows
Year Ended June 30, 2004

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(26,510)
Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities:		
Depreciation		16,206
(Increase) Decrease in:		
Accounts Receivable - Commission		(188)
Accounts Receivable - Employees		8,300
Federal Income Tax Receivable		10,637
Security Deposits		(1,482)
Prepaid Expenses		1,937
Deferred Income Taxes		(5,382)
Increase (Decrease) in:		
Accounts Payable		(20,017)
Accrued Liabilities		(4,882)
Net Cash Provided (Used) by Operating Activities		(21,381)
Cash Flows from Investing Activities:		
Purchase of Fixed Assets		(2,193)
Net Cash Provided (Used) by Investing Activities		(2,193)
Net Increase (Decrease) in Cash		(23,574)
Cash Balance - June 30, 2003		107,835
Cash Balance - June 30, 2004	$	84,261

Supplemental Disclosures For Statement of Cash Flows:

None

Notes to Financial Statements
June 30, 2004

Note A - Organization and Summary of Significant Accounting Policies

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988 to engage in the broker/dealership of direct participation programs. The Company also sells mutual funds, stocks, fully disclosed general securities, and insurance on a commission basis.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Fixed Assets

Fixed assets are recorded at cost and depreciated over the estimated useful lives of the related assets. Depreciation is computed using the Modified Accelerated Cost Recovery System (MACRS) method of depreciation prescribed by the Internal Revenue Service for both financial and income tax reporting purposes; this method, which prescribes useful lives for the assets, does not materially differ from GAAP.

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Accounts Receivable

Uncollectible accounts receivable are written off and charged to operations at the time amounts are determined to be a loss to the Company. Actual amounts charged off are reported for income tax purposes. Management's judgment in determining the adequacy of, or need for, a reserve is based on their evaluations of the collectibility of accounts receivable on an account by account basis.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

Notes to Financial Statements
June 30, 2004

Note A - Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to depreciable lives of fixed assets and bad debt estimates. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising Costs

Advertising costs are expensed as incurred.

Investments

Investments represent equity securities in a non-publicly traded domestic company. The securities were acquired by the Company in non-cash exchange for services rendered. The investment is recorded at its original cost, which is based on the value of services provided and which represents the estimated fair market value of the stock. These securities are held as available for sale by the Company.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note B - Related Party Transactions

The Company operates under an arrangement with Combined Resources, Inc. ("Combined") to provide marketing services for oil and gas ventures which Combined has developed. As part of this arrangement, the Company is provided with office facilities and long distance telephone service at no charge. During the year ended June 30, 2004, the Company received commissions totaling $3,163,890 from Combined.

Note C - Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax benefit at statutory rate	$	4,528
Permanent book/tax differences		(363)
Temporary book/tax differences		(491)
Current Income tax benefit	$	3,674
Net Deferred Tax Benefit	$	3,674

Notes to Financial Statements
June 30, 2004

Note C - Federal Income Taxes (Continued)

The components of the deferred tax assets and liabilities are as follows:

Deferred Tax Asset:		
NOL Carryforward	$	11,329
Deferred Tax Liability: Depreciation		(5,062)
Net Deferred Tax Asset	$	6,267

The Company has net operating loss carryforwards totaling $75,524 that may be offset against future taxable income. These tax carryforwards expire in the following years:

2021	$	48,111
2022		2,924
2023		24,489
	$	75,524

Note D - Major Customers

A substantial portion of the investments sold by the Company are developed by Combined Resources, Inc. (see Note B). During 2004, commissions from Combined aggregated $3,163,890 or 97% of total commission income.

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2004, the Company had net capital of $62,105, which was $57,105 in excess of its required net capital of $5,000. The Company's net capital ratio was .37 to 1.

Note F - Operating Leases

The Company leases office equipment accounted for under operating leases expiring in various years through 2006. For the year ended June 30, 2004, rental expense for those leases was $71,138.

Notes to Financial Statements
June 30, 2004

Note F - Operating Leases (Continued)

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of 1 year as of June 30, 2004 for each of the remaining years and in the aggregate are:

Year Ended June 30,	Amount
2005	$ 68,240
2006	36,123
Total minimum future rental payments	$ 104,363

Note G - Concentration of Credit Risk

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2004, deposits at one bank exceeded FDIC coverage by $81,514.

Note H - Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the fiscal year ended June 30, 2004.

Note I - Pending Litigation

The Company is currently a plaintiff and a defendant in an employment related dispute with four former employees. The dispute originated because of the former employees' desire to receive post-termination compensation. The plaintiffs' signed employment agreements specifically provided that they would not receive any compensation from the Company's earnings after their employment terminated. The Company countersued the former employees for breach of contract. The dispute is currently in NASD arbitration. Management believes the former employees' claims are baseless and that the Company will prevail in arbitration.

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

Our report on our audit of the basic financial statements of The Champion Group, Inc. for the year ended June 30, 2004 appears on Page 3. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II as required by rule 17a-5 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Antonio, Texas
August 25, 2004

Darilek, Butler & Co.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2004

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholders' Equity	$	116,008
Less: Net Assets not Allowable for Net Capital		53,903
Net Capital		62,105
Less: Minimum Net Capital Requirements (Greater of 6 2/3% of Aggregate Indebtedness or $5,000)		5,000
Excess Net Capital	$	57,105

Aggregate Indebtedness

Items Included in the Statement of Financial Condition:

Accounts Payable and Accrued Expenses	$	23,010
Total Aggregate Indebtedness	$	23,010
Ratio: Aggregate Indebtedness to Net Capital		**.37 to 1**

Schedule II - Other Reporting Requirements
June 30, 2004

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. Since the Company does not hold customer securities or have customer accounts, all customer transactions are cleared through another broker dealer on a fully disclosed basis and therefore qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$	62,101
Difference Due to Rounding		4
Net Capital per Schedule I	$	62,105

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements of The Champion Group, Inc. for the year ended June 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures), followed by The Champion Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1)(i) to make the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The Company did not handle securities and did not maintain customer accounts during the fiscal year; accordingly, the review objectives stated in Rule 17a-5(g)(1)(ii), (iii), and (iv) are not applicable.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Antonio, Texas
August 25, 2004

Barnett Butler & Co